UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Kalvista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483497103

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,455,861 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,455,861 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,861 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,455,861 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,455,861 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,861 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,455,861 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,455,861 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,455,861 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,132,367 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,132,367 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,367 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,132,367 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,132,367 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,132,367 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,367 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,132,367 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,132,367 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,132,367 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,367 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,132,367 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 656,808 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 656,808 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,808 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 656,808 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 656,808 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,808 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 656,808 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 656,808 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 656,808 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 337,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 337,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 337,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 337,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 337,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 337,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,582,294 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,582,294 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,582,294 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,132,367 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (iii) 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., and (iv) 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 3,582,294 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 3,582,294 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,582,294 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,455,861shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 1,132,367 shares of Common Stock held directly by Frazier Life Sciences X, L.P., (iii) 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., and (iv) 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 44,333 shares (1)
	8.	Shared Voting Power 2,112,669 shares (1)
	9.	Sole Dispositive Power 44,333 shares (1)
	10.	Shared Dispositive Power 2,112,669 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,157,002 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (iii) 44,333 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Cha that are exercisable within 60 days of December 12, 2023. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023 and (ii) 44,333 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Cha that are exercisable within 60 days of December 12, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,112,669 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,112,669 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,669 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 1,455,861 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 656,808 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of both FHMLSP, L.L.C. and FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by both Frazier Life Sciences Public Fund, L.P. and Frazier Life Sciences Public Overage Fund, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 337,258 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 337,258 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 337,258 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 337,258 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

CUSIP No. 483497103

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the statement on Schedule 13D filed on December 30, 2021 (the “Original Schedule 13D”) as amended on January 26, 2022 and December 30, 2023 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”) with respect to the Common Stock of Kalvista Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 55 Cambridge Parkway, Suite 901E, Cambridge, MA 02142. Except as otherwise specified in Amendment No. 3, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 3.	Source and Amount of Funds or Other Consideration

Between September 29, 2021 and December 21, 2021, FLSPF and FLS X purchased an aggregate of 1,268,729 shares of Common Stock of the Issuer for a total approximate purchase price of $21,777,744. The working capital of FLSPF and FLS X was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Between December 22, 2021 and January 26, 2022, FLSPF and FLS X purchased an aggregate of 303,463 shares of Common Stock of the Issuer for a total approximate purchase price of $3,825,682. The working capital of FLSPF and FLS X was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Between December 28, 2022 and December 12, 2023, FLSPF, FLS X, FLSPOF, and FLS XI purchased an aggregate of 2,010,102 shares of Common Stock of the Issuer for a total approximate purchase price of $12,972,280. The working capital of FLSPF, FLS X, FLSPOF, and FLS XI was the source of funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 5.	Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLSPF is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to own beneficially the shares of Common Stock held by FLSPF. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to own beneficially the shares of Common Stock held by FLSPF. As members of FHMLSP, L.L.C., Heron, Topper, Cha and Brush may each be deemed to beneficially own the shares of Common Stock held by FLSPF. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSFP other than those shares which such person owns of record.

FLS X is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the shares of Common Stock held by FLS X. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the shares of Common Stock held by FLS X. As members of FHMLS X, L.L.C., Heron and Topper may each be deemed to beneficially own the shares of Common Stock held by FLS X. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLS X other than those shares which such person owns of record.

FLSPOF is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLSPOF, FHMLSP Overage, L.P. may be deemed to beneficially own the shares of Common Stock held by FLSPOF. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the shares of Common Stock held by FLSPOF. As members of FHMLSP Overage, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the shares of Common Stock held by FLSPOF. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSPOF other than those shares which such person owns of record.

FLS XI is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person other than Cha, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by Cha, is set forth on Line 13 of Cha’s cover sheet. Such percentage was calculated based on (i) 34,558,709 shares of Common Stock outstanding on November 30, 2023 as set forth in the Issuer’s Form 10-Q as filed with the SEC on December 7, 2023 and (ii) 44,333 shares of Common Stock that are issuable upon the exercise of options held directly by Cha that are exercisable within 60 days of December 12, 2023.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a):

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/11/2023	Purchase	88,000	Common Stock	$ 8.0232
12/12/2023	Purchase	63,111	Common Stock	$ 9.5349

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS X:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/11/2023	Purchase	23,280	Common Stock	$ 8.0232
12/12/2023	Purchase	16,696	Common Stock	$ 9.5349

FHMLS X, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS X, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPOF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/11/2023	Purchase	50,320	Common Stock	$ 8.0232
12/12/2023	Purchase	36,088	Common Stock	$ 9.5349

FHMLSP Overage, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP Overage, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
12/11/2023	Purchase	38,400	Common Stock	$ 8.0232
12/12/2023	Purchase	27,540	Common Stock	$ 9.5349

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required:

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.

By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLSP, L.P.

By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FRAZIER LIFE SCIENCES X, L.P.

By: FHMLS X, L.P., its General Partner
By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLS X, L.P.

By: FHMLS X, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.

By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLSP OVERAGE, L.P.

By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FRAZIER LIFE SCIENCES XI, L.P.

By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLS XI, L.P.

By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 14, 2023	By:	*
James N. Topper

Date: December 14, 2023	By:	*
Patrick J. Heron

Date: December 14, 2023	By:	**
Albert Cha

Date: December 14, 2023	By:	**
James Brush

Date: December 14, 2023	By:	***
Daniel Estes

Date: December 14, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.
**	This Agreement was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.